UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number: 001-09246

Barclays PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-277578) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Report comprises the following:

Exhibit No.		Description

1.1	—	Underwriting Agreement—Standard Provisions, dated as of March 3, 2021, incorporated by reference to Exhibit 1.1 of the registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-09246), filed with the Securities and Exchange Commission on August 11, 2021.

1.2	—	Pricing Agreement between Barclays PLC and Barclays Capital Inc., dated as of February 18, 2025 for the 7.625% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities.

3.1	—	Articles of Association of Barclays PLC, incorporated by reference to Exhibit 3.1 of the registrant’s Report of Foreign Private Issuer on Form 6-K (File No. 001-09246), filed with the Securities and Exchange Commission on May 10, 2024.

4.1	—	Contingent Capital Securities Indenture, dated as of August 14, 2018, among Barclays PLC, The Bank of New York Mellon, London Branch, as Trustee, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Contingent Capital Security Registrar, incorporated by reference to Exhibit 4.1 of the registrant’s Report of Foreign Issuer on Form 6-K (File No. 001-09246), filed with the Securities and Exchange Commission on August 14, 2018.

4.2	—	Fourth Supplemental Indenture to the Contingent Capital Securities Indenture, dated as of August 12, 2020, among Barclays PLC, The Bank of New York Mellon, London Branch, as Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Contingent Capital Security Registrar, incorporated by reference to Exhibit 4.2 of the registrant’s Report of Foreign Issuer on Form 6-K (File No. 001-09246), filed with the Securities and Exchange Commission on August 12, 2020.

4.3	—	Fifth Supplemental Indenture to the Contingent Capital Securities Indenture, dated as of March 1, 2021, among Barclays PLC, The Bank of New York Mellon, London Branch, as Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Contingent Capital Security Registrar, incorporated by reference to Exhibit 4.9 of the registrant’s Registration Statement on Form F-3 (File No. 333-253693), filed with the Securities and Exchange Commission on March 1, 2021.

4.4	—	Eighth Supplemental Indenture to the Contingent Capital Securities Indenture, dated as of March 6, 2023, among Barclays PLC, The Bank of New York Mellon, London Branch, as Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Contingent Capital Security Registrar, incorporated by reference to Exhibit 4.4 of the registrant’s Report of Foreign Issuer on Form 6-K (File No. 001-09246), filed with the Securities and Exchange Commission on March 6, 2023.

4.5	—	Ninth Supplemental Indenture to the Contingent Capital Securities Indenture, dated as of November 22, 2023, among Barclays PLC, The Bank of New York Mellon, London Branch, as Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Contingent Capital Security Registrar, incorporated by reference to Exhibit 4.5 of the registrant’s Report of Foreign Issuer on Form 6-K (File No. 001-09246), filed with the Securities and Exchange Commission on November 22, 2023.

4.6	—	Tenth Supplemental Indenture to the Contingent Capital Securities Indenture, dated as of May 15, 2024, among Barclays PLC, The Bank of New York Mellon, London Branch, as Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Contingent Capital Security Registrar, incorporated by reference to Exhibit 4.6 of the registrant’s Report of Foreign Issuer on Form 6-K (File No. 001-09246), filed with the Securities and Exchange Commission on May 15, 2024.

4.7	—	Twelfth Supplemental Indenture to the Contingent Capital Securities Indenture, dated as of February 25, 2025, among Barclays PLC, The Bank of New York Mellon, London Branch, as Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Contingent Capital Security Registrar.

4.8	—	The form of Global Security for the 7.625% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (incorporated by reference to Exhibit A to Exhibit 4.7 above).

5.1	—	Opinion of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to Barclays PLC, as to the validity of the 7.625% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities.

5.2	—	Opinion of Clifford Chance LLP, English counsel to Barclays PLC, as to the validity of the 7.625% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 25, 2025	By:	/s/ Garth Wright
Name: Garth Wright
Title: Assistant Secretary